R E P R I N T E D F R O M J U N E 3 0 , 2 0 0 8

Value Investing in Large & Small Cap Stocks

TED D. KELLNER, Chairman and Chief Executive Officer of Fiduciary Management, Inc., is a Chartered Financial Analyst with 39 years of investment experience. He is a founder and portfolio manager for Fiduciary Management, an investment management firm established in 1980. Mr. Kellner earned his BBA in Finance, Investment and Banking at the University of Wisconsin School of Business and participated in the Brittingham Scholar program at Oslo University. He served as Vice President and Research Analyst for Brittingham, Inc., of Wilmington, Delaware, from 1969 to 1973 and as Vice President of Milwaukee-based Nicholas Company, Inc., from 1973 to 1980.

TWST: Would you start by telling us about Fiduciary Management and your investment philosophy there?

Mr. Kellner: The firm was started in 1980. We have two strategies at Fiduciary Management, a small- to mid cap strategy, our FMI Common Stock Fund, and we have a large cap strategy comprised of market caps $4 billion and above under the FMI Large Cap Fund umbrella. The process and methodology for both strategies, if you will, are identical. We have a value-based philosophy. It has, as one of its core metrics, a return on invested capital model.

We want to own companies that are earning their cost of capital and exceeding that on a long-term basis. We look at companies that tend to have fallen out of favor with Wall Street, but where the valuation is out of alignment with what we think the long-term intrinsic value is of the company. Hence we are trying to buy companies that Wall Street has misunderstood or misinterpreted, which often means companies that have fallen on hard times, but we think the market has misjudged and mispriced them.

TWST: Are you finding ample opportunities in the market at this time, considering all the turbulence we have gone through over the last several months?

Mr. Kellner: It’s interesting. The small- to mid cap fund had a valuation premium to the large cap fund in June 2007. That valuation premium has evaporated. Another way of saying that is the smaller companies have underperformed the larger companies by a significant margin. Large cap stocks in our portfolio, which is true across the market as well, have outperformed by not going down as much since last June when the credit turbulence began in the market. As we look at the markets in totality, both small- and mid cap stocks are priced closely, if we look at p/e’s as a measure, in the 12 to 14 multiple range going forward. So versus a year ago, stocks are more attractive and small caps now have come down to parity, in our view, with their large cap counterparts.

Today with both strategies in the 12 to 14 multiple range, we would describe the market as fairly valued. We are finding some equities that we think are very attractive. We made our first foray into some companies that have exposure to the housing area, which obviously has been hit very hard. We think there may be a little more in the downside in this market, reflecting the credit woes and the extended leverage that the consumers experience today and the uptick in inflation, so I think we’ll see even more attractive values in the next one to two quarters.

M O N E Y M A N A G E R I N T E R V I E W

MONEY MANAGER INTERVIEW ———————VALUE INVESTING IN LARGE & SMALL CAP STOCKS

TWST: What shifts in emphasis have you made in the portfolio to reflect these changes in the market and how have you positioned the portfolio at this time?

Mr. Kellner: If you look back over the last several years, we have been underweight significantly in financials and technology. That clearly helped us last year and this. The underweighted technology exposure hurt us last year. But the underweightings in both of those sectors have helped us significantly this year to outperform in both small and large cap portfolios. In the small cap, we have taken three positions in the building/residential sector — with the benefit of 20/20 hindsight, somewhat premature — but we like all three companies for a three- to five-year horizon. We have moved into that sector in the small cap, that being the housing stocks (suppliers not builders), believing the valuations have become quite attractive in the throes of a very negative environment. We have increased that exposure. We have somewhat increased the retail exposure even though the consumer is strapped, but we believe the valuations reflect that already. We were underweight and have de minimis exposure today to the commodity-related sector. We think that sector is very much extended both from a price standpoint and valuation perspective. So we are underweight in oil and energy — anything commodity-related — believing that the prices are at or very close to a peak and the pricing is going to weaken in the weaker economic environment that we foresee.

TWST: What about financial services? When are they going to be more attractive to value investors?

Mr. Kellner: I obviously can’t tell you when. I can only tell you that at this point we have spent literally hundreds of man-hours looking at the money center banks, and the investment banks. We just cannot get comfortable with the balance sheets and understanding the exposure that we have. If we can’t get comfortable with the balance sheets, we’re not going to own them. And again, we’re underweight in both areas. In large cap, the three financial stocks we do have exposure to — Bank of New York Mellon (BK), Willis (WSH) and Berkshire (BRK) — have all helped us in terms of outperformance not only to the industry but outperformance to the market last year and this year. Berkshire was up almost 29%, Willis was down 4.5%, and Bank of New York Mellon rose almost 17%. We don’t own the money center or investments banks simply because we can’t get comfortable with the balance sheets and the lack of transparency. It’s the same in small caps — if we can’t get comfortable with them, we’re not going to own them.

Now, as to when they will become attractive, that’s a tough question to answer because with all of the financial engineering that has gone on in Wall Street (versus the last time we really had a credit problem back in 1990), the number and complexity of products, be they CDOs, CMOs, derivatives, the SIV-type products, are incredibly difficult to analyze. And I am not sure we’ll ever get totally comfortable with that.

We are likely, as we have done, to play offshoots of the companies I have mentioned. In small cap we own A. J. Gallagher (AJG), an insurance brokerage company, and Protective Life (PL). I don’t know when we’ll get comfortable but we are not at this point and hence we are underweight in financials.

TWST: What about your investment process? Can you describe the criteria that you would look for in potential holdings? Are those criteria different from the large to small?

Mr. Kellner: No, the process and methodology is identical.  We have two portfolios at Fiduciary Management — the small- to mid (with market caps of $3 billion and smaller) and the large ($4 billion and larger). The process methodology for both is absolutely identical. We screen for stocks that are off 25% to 35%, that have what we think are very strong and durable franchises. They sometimes have an “issue.” It might be an accounting issue, it might be a product issue, it might be an acquisition. We look most often at ROIC, return on invested capital. That is a key metric for us. Long term we feel very strongly and we can document historically that if a company is not earning its cost of capital on a long-term basis, ultimately shareholder value is eroded if not destroyed. So when we do screens, we look for companies where the ROIC is improving and improving at the margin and is exceeding that marginal cost to capital on a long-term basis.

When you screen on that basis, you would be amazed at how many companies in the large cap arena are excluded on that metric alone. When we screen on that basis, we whittle the names down to a list of maybe 200 or 225 companies. About half are excluded because they don’t earn their cost of capital. Then we go in further to analyze what’s happening at the company. Are there some issues or problems and are those issues short term or long term in nature? If, when looking at a company, we deem the problems at the franchise to be long term and not resolvable, we move on. If on the other hand, we think that the company issues are short term and

MONEY MANAGER INTERVIEW ———————VALUE INVESTING IN LARGE & SMALL CAP STOCKS

the management is taking the right steps to resolve those issues, we’ll do the research. Very often you will find those companies are trading in the lower half of their historical valuation range, which is where we like to find them. Our job as analysts is to determine if management is taking the right steps.

I cite a case in point in our large cap. We’ve owned Wal-Mart (WMT) for about two years. Wal-Mart is a company that Wall Street viewed negatively. They felt that there were merchan-

dising problems, there were issues with regard to health insurance, there were issues with regard to compensation and there were issues with regard to outsourcing. Yet when we looked at Wal-Mart, based on what I just mentioned, on virtually every metric, they were doing an excellent job. The company had continued to improve its return on invested capital, it continued to increase its free cash flow, it had improved its balance sheet. We started the investment at about a 12-year low in terms of its valuation. The stock

“We did buy Best Buy late last year and we continued to buy it early this year. It’s a company that is dominant in its industry. The stock is down from where we initially purchased it in the high $40s but they have competed very effectively against all of their competitors and continued to take market share.”

initially went down, but we continued to buy it. Looking at Wal-Mart in the last year, it’s arguably the strongest performing large cap retail stock in America, both from the standpoint of company performance and stock performance. It’s been a very good stock for us. When we started buying it, it had all those issues, we call them “headline issues,” but when we looked at the business, we could answer affirmatively on everything we deemed to be important and we bought the stock. The company’s “problems” were rectified and the stock has been a great stock for us.

TWST: Last year you talked about Time Warner and they just divested their cable operations. How does that affect your judgment?

Mr. Kellner: The stock in a tough market has underperformed and there are clearly issues within Time Warner (TWX). However, the story has not changed. I think when we spoke a year ago, we felt the return on invested capital for the cable business was in the mid-20s and even though there are issues competitively from the telephone industry, we still viewed the cable ROIC favorably. When you look at Time Warner, our sum of the parts valuation hasn’t changed and the stock should trade up to our $22 to $25 intrinsic value. With the stock in the $15 and $16 price range today, we still deem it an attractive stock in this market.

TWST: Ted, did you make a purchase in the large cap portfolio this year that you can tell us about?

Mr. Kellner: We did buy Best Buy (BBY) late last year and we continued to buy it early this year. It’s a company that is dominant in its industry. The stock is down from where we initially purchased it in the high $40s but they have competed very effectively against all of their competitors and continued to take market share.

MONEY MANAGER INTERVIEW ———————VALUE INVESTING IN LARGE & SMALL CAP STOCKS

Here is a company that has over $8 a share in cash, they’re going to shrink the market cap by about 20% with their free cash flow and shares buybacks. If you look at the ROIC in this company, it’s in the 22% to 24% range; if you adjust for the leases, it’s still in the 14% to 15% range. So this is a company that is taking market share in a difficult environment, that has had some “earnings disappointments” but the company continues to be very profitable, generates tremendous free cash flow, is doing the right things with it, i.e., giving it back to the shareholders in the form of a significant shrinkage of market cap, and is selling at about a 10-year low in terms of valuation. When this market turbulence, bear market, whatever you want to call it, ends, we think we’ve got a stock selling at about 11 to 12 times earnings that is the dominant player in this sector. So we like that company a lot.

position is Accenture (ACN), which is 5.75%. And we have owned Berkshire since the inception of the Fund, almost eight years, and we’ve pared that back by virtue of valuation.

TWST: What about the small cap arena? What have you been finding of interest?

Mr. Kellner: Well, I alluded to the companies in the housing related arena. Watsco (WSO) is the largest position now in the small cap Fund. It is an HVAC distributor, predominantly in the southern half of the United States. The company has done well in a tough environment; a lot of their sales are replacement sales. Beacon Roofing (BECN) was something that we bought about a year ago. We started buying it in the high teens. With the housing demise, even though 75% of Beacon’s product goes into replacement, the stock came down significantly, into

“Beacon Roofing we bought about a year ago. We started buying it in the high teens. With the housing demise, even though 75% of Beacon’s product goes into replacement, the stock came down significantly, into the $7 or $8 range. But the company has continued to do actually quite well. We took the advantage of the price decline to add to it and the stock today is back up at about $13 per share.”

TWST: Is Berkshire still your largest holding in the portfolio?

Mr. Kellner: No. It’s still a large holding but it’s not the largest. I can tell you right now it was the biggest holding a year ago or so when we last spoke but we have trimmed it. We own 23 companies in the portfolio, and it’s down to about the 22nd largest holding. As we speak today, it’s 3.35% of the portfolio. The largest the $7 or $8 range. But the company has continued to do well. We took advantage of the price decline to add to it and the stock today is back up in the teens. Finally, again housing-related, is Ethan Allen (ETH). We think the company is doing the right things. We are slightly underwater in that stock. All three of these stocks have a housing component (more replacement in nature) with recurring revenue, which is also an important theme to us. When you’re buying into bear markets such as is true in this sector, you may be buying early but we believe the value is there in all three companies. They continue to have good profitability and good cash flow generation.

MONEY MANAGER INTERVIEW ———————VALUE INVESTING IN LARGE & SMALL CAP STOCKS

TWST: You said you were looking at some retail companies, another area that could be considered contrarian at this time.

Mr. Kellner: Yes, well, I talked about Wal-Mart and Best Buy in large cap. Family Dollar (FDO) is our seventh largest holding in small cap, about 3.5% of the portfolio. In the environment that we’re in, with consumers extended, there is an element of trading down occurring. But Family Dollar has a very strong balance sheet with only about 18% debt and return on invested capital in the 14% to 15% range. We think the stock is very attractive here; it’s about 14 times this year’s estimate and only about 12.5 times next year’s estimate. Wall Street tends to focus on comp-store sales, which have been very difficult in this environment. When you su-

“Family Dollar has a very strong balance sheet with only about 18% debt and return on invested capital in the 14% to 15% range.The stock here we think is very attractive; it’s about 14 times this year’s estimate and only about 12.5 times next year’s estimate. Wall Street tends to focus on comp-store sales, which have been very difficult in this environment. But when you superimpose the valuation metrics and where it sold historically, the stock is we think very attractively priced.”

perimpose the valuation metrics and where it sold historically, we think it is attractively priced. In the lows of the market this year, the stock got down to $15; today it’s around $22. So it has moved up and yet we still think it’s very attractive at only 12.5 or 13 times forward 12-month earnings.

TWST: One of the distinctive features of your process, as you mentioned, is the importance of management. Would you tell us about any companies whose management has impressed you?

Mr. Kellner: We judge management on two major criteria. Number one, how they build the company — organically or by acquisitions. We’re very suspect of acquisitions and believe for the most part, they destroy shareholder value and tend to be reflective of managements that are more empire builders. So we look very judiciously at acquisitions that companies make and what they pay for them. If we feel that they’re making an acquisition just to grow for growth’s sake, just to make a bigger company and not with an eye toward really enhancing return on invested capital, we look negatively on that. Acquisitions for the most part, we think, are a loser’s game.

Secondly, we focus on compensation. How does management compensate itself at the top levels and throughout the company? With regard to stock options, we’ll vote against most option programs that are more than 2% to 3% dilutive. We’d much rather see restrictive stock, multiples of salary that managements must have, where they have cash in the game. Options are a “heads I win, tails you lose” proposition. They have no capital committed to the company, and it’s a structure that really incentivizes managements to take undue risks. If it doesn’t work, they don’t take a loss, they don’t have cash on the table, but if they hit a home run and take excessive

MONEY MANAGER INTERVIEW ———————VALUE INVESTING IN LARGE & SMALL CAP STOCKS

risk, they make a lot of money. So the compensation level and the acquisition activity give us a good sense of how managements think and we want to have managements that think like shareholders and do things that build shareholder value in the long term.

TWST: What about the sell discipline? Do you still set sell targets?

Mr. Kellner: Yes, in every company research report we do, we have a valuation target that we think the company should sell at. I would tell you that 75% to 80% of the sales are made because the stocks hit the valuation target; the other 20% or 25% would be because we got the story wrong or management made an acquisition we didn’t like, or excessive compensation, or the fundamentals deteriorated much more rapidly than we envisioned in terms of our assessments going in. But the vast majority are sold because the company got to the price point that we deemed appropriate for that specific company and we sell it based on valuation.

TWST: What about risk management techniques? How do you attempt to control risk at the portfolio level or at the individual security level?

Mr. Kellner: At the security level it’s done by the things we’ve just talked about. Valuation is the most important risk measure in an individual stock. We’re buying companies from a valuation standpoint that are selling in the lower third of their historic 10-year or 20-year valuation range. Valuation is the most important component of risk control at the individual stock level even though both portfolios are, by Wall Street standards, pretty concentrated. Our small cap portfolio today contains 43 names while large cap has 23 names. Obviously, large cap is more concentrated in terms of number of names, but when you look at the industries and break the companies apart, it represents approximately 53 industries. Berkshire Hathaway, to take one example, is 50% insurance-related companies, but the other half are operating companies. It runs the gamut from See’s Candies to The Buffalo News, to Clayton Homes mobile home operations, to McLane, a distributor, to Iscar, a large cutting tool company in Israel — a very diverse portfolio. So when you break the companies apart that way, you don’t look at a portfolio of 23 names; it’s a very diversified portfolio.

TWST: What ways do you think your investment approach is differentiated from that of value funds at other firms? What are you bringing to the table that others might not?

Mr. Kellner: My sense is that many value firms are focused on looking solely at balance sheets, buying undervalued assets, buying stories that are just cheap, which can lead you to a value trap. We are looking at businesses that are good franchises, to take Mr. Buffett’s phrase, “that have a moat around them,” but that have issues that are short term in nature. We won’t look at a company strictly just on assets and say, we’re buying this stock at $12 and the net asset value is $22. That can lead you to a value trap. We’re looking at a business that we think has some short-term issues, but where the franchise still has a very strong if not dominant position. I talked about Wal-Mart and I could say the same with Time Warner, both of which are in the large cap portfolio. Whatever the issues that Wall Street’s dealing with, they are not long term in nature, and we believe management is taking the right steps to rectify the problem.

What we’re buying, are good, strong businesses that have temporary problems that are reflected in very low historic valuations. With that process we tend to avoid the value traps, which is where a lot of “value managers” have fallen today. As a case in point, many value managers have very high exposure into the financials. We don’t. The reason we don’t is we couldn’t get comfortable with the balance sheet and what those companies have buried and how strong those franchises really are. At the end of the day, banks, and many, but not all financial companies are commodity products that are highly leveraged. We didn’t feel comfortable

MONEY MANAGER INTERVIEW ———————VALUE INVESTING IN LARGE & SMALL CAP STOCKS

playing that game; hence we are underweight in that sector. Valuations are low and most value managers have very high exposure to financial stocks but that’s led, frankly, to underperformance of many value managers today.

TWST: Are there any problem areas or challenges that lie ahead that investors should be wary of now?

Mr. Kellner: There are always plenty of things that investors should be wary of. We think, as I said earlier, the markets are more attractively priced today than 12 months ago. The things that keep us awake at night obviously are things that the market is concerned about. For instance, I am very concerned about the level of inflation today and leverage in the financial system. If we get into a stagflation type environment, like we experienced in the 1970s, that’s going to be a very negative environment for companies to perform well in and stocks to advance. But at the end of the day, the thing that will drive us is not the macro things that Wall Street focuses on daily, but rather can we buy strong companies at fair if not cheap valuations. This has always been our approach at Fiduciary Management for the past 28 years. Long term, as you can see from our record, it has served our clients well.

TWST: What about your performance record? What types of markets do you tend to perform better in?

Mr. Kellner: We have a 28-year history in the small- to mid cap market and we’ve only had four negative years; our worst year performance was 1990 when we were down 7.9%. In 1998 and 2002, we were down about 4.7% and last year, we were down 1.4%.

So four negative years, in that 28-year period. If you aggregate either the flat or down years in small cap for the Russell 2000 Index, which most people benchmark us against, you take those 10 flatish to down years in our 28-year history and aggregate that, our client portfolios are up about 53% while the Russell 2000 Index is down 53%. So specific to your question, we perform best in the down markets and that’s what gives us our long-term outperformance.

Our large cap portfolio has almost eight years of performance and there we’ve had one negative year, 2002, when we were down 13.3% versus the S&P which declined 22%. So when you aggregate the large cap going back to 2001, it is up about 113% cumulative versus a 14% increase for the S&P. Here too when you look at the year-by-year record, we added value in the down markets. We do reasonably well in the up markets, but with a value approach we shouldn’t shoot the lights out in the up markets. We do all right but the value added comes from the outperformance on a relative basis in the down markets and not getting buried when the inevitable bad markets come along.

TWST: Thank you.

Note: Opinions and recommendations are as of 6/20/08.

TED D. KELLNER

Fiduciary Management, Inc.

100 East Wisconsin Avenue

Suite 2200

Milwaukee, WI 53202

(414) 226-4545

© 2008 The Wall Street Transcript, 48 West 37th Street, NYC 10018
Tel: (212) 952-7400 • Fax: (212) 668-9842 • Website: www.twst.com

The average annual total returns of the FMI Common Stock Fund for 1 year, and annualized 5 year and 10 year periods ended March 31, 2009 were: ‑25.81%, 0.72%, and 7.17%, respectively.

The average annual total returns of the FMI Large Cap Fund for 1 year, and annualized 5 year and inception (12/31/01) periods ended March 31, 2009 were: ‑29.24%, ‑0.04%, and 2.13%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Funds, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Funds. Please read the prospectus carefully before investing.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1998-3/31/2009

						Total
	Total	Total				Composite	Total Firm
	Return	Return				Assets	Assets End	Percentage
	Gross of	Net of	*Benchmark	Number of		End of Period	of Period	of Firm
Year	Fees %	Fees %	Return %	Portfolios	Dispersion %	($ millions)	($ millions)	Assets %

1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%

2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%

2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%

2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%

2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%

2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%

2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%

2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%

2007	-1.07	-1.58	-1.57	161	0.85	$ 1,520.2	$ 3,960.4	38.39%

2008	-21.03	-21.44	-33.79	145	1.16	$ 1,212.4	$ 4,061.5	29.85%

Q1 2009**	-9.38	-9.55	-14.95	140	0.43	$ 1,147.5	$ 4,113.4	27.90%

*Benchmark: Russell 2000 Index® ** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firm-wide GIPS verification for the period 12/31/1993 - 12/31/2008. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.90%
$25,000,001-$50,000,000	0.85%
$50,000,001-$100,000,000	0.75%
$100,000,001 and above	0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks. FMI uses the Russell 2000 Index® as its primary index comparison.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-3/31/2009

						Total
	Total	Total				Composite	Total Firm
	Return	Return				Assets	Assets End	Percentage
	Gross of	Net of	*Benchmark	Number of		End of Period	of Period	of Firm
Year	Fees %	Fees %	Return %	Portfolios	Dispersion %	($ millions)	($ millions)	Assets %

2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%

2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%

2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%

2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%

2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%

2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%

2007	4.53	4.33	5.48	86	0.48	$ 1,000.2	$ 3,960.4	25.26%

2008	-26.65	-26.78	-37.03	130	0.63	$ 1,969.3	$ 4,062.5	48.48%

Q1 2009**	-8.42	-8.45	-11.01	157	0.61	$ 2,101.7	$ 4,113.4	51.09%

*Benchmark: S&P 500 Index® ** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firm-wide GIPS verification for the period 12/31/1993 - 12/31/2008. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 12/31/2008.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.65%
$25,000,001-$50,000,000	0.55%
$50,000,001-$100,000,000	0.45%
$100,000,001 and above	0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.